Himalaya Shipping Ltd. (HSHP) Announces its Preliminary Results for the Quarter Ended March 31, 2025

Hamilton, Bermuda, May 22, 2025

Himalaya Shipping Ltd. (“Himalaya,” “Himalaya Shipping” or the “Company”) announces preliminary unaudited results for the three months ended March 31, 2025.

Highlights for the First Quarter of 2025

•Total operating revenues of $22.0 million, which is an average time charter equivalent (“TCE”) earnings of approximately $21,100 per day, gross1. Average Baltic 5TC Capesize Index was $12,998 per day.
•Net loss of $6.4 million and Adjusted EBITDA2 of $13.8 million.
•Cash distributions of $0.005, $0.005 and $0.04 per common share for January, February and March 2025, respectively.
•Entered into a new time charter agreement for Mount Norefjell for 14 to 38 months. The vessel will earn an index-linked rate reflecting a premium to the Baltic 5TC index that is higher than the average premium on our current charters.
•Conversion of index-linked charters to fixed rate time charters for the Mount Norefjell and Mount Hua from April 1, 2025 to December 31, 2025 at $32,000 and $31,500 per day, respectively. These vessels will continue to earn scrubber premium according to the terms of the existing time charter agreements.
•Issuance of 2,650,000 common shares of par value $1.00 each in a private placement at a price of $5.73 per share, raising net proceeds of approximately $14.8 million.

Subsequent Events

•Average TCE earnings for April of approximately $25,800 per day, gross.
•In April 2025, the Board approved a grant of 200,000 share options to key human resources. The share options granted have a five-year term and cliff vest three years from the grant date. The exercise price is $7.50 per share and will be reduced by any dividends and cash distributions paid.
•Commencement of Lars-Christian Svensen as contracted CEO and appointment of Vidar Hasund as contracted CFO on April 1, 2025.
•In May 2025, the Company declared cash distribution for April 2025 of $0.025 per common share.
•On May 20, 2025, the Company applied for an uplisting from Euronext Expand to Euronext Oslo Børs.

Contracted CEO, Lars-Christian Svensen commented:

“The average Baltic Capesize Index (BCI) for the first quarter of 2025 was $12,998 per day. The first quarter of 2025 saw a decline in ton miles of 1.8% year-on-year. Broken down by the three big commodities, we experienced a ton mile decrease of 2.8% in iron ore, a 30 % decrease in coal, offset by a 42.5% increase in bauxite. The bauxite increase is largely due to volumes from West Africa to China. The decrease in ton miles from coal can be attributed to the splitting of Capesize coal cargoes into smaller sizes and a 53% reduction on coal exports from Colombia compared to the same period last year.

The first quarter of 2025 and the year-to-date have faced challenges due to trade war uncertainties and the implementation of tariffs on U.S. exports of dry cargo commodities. However, United States' Capesize export volumes constitute only 2% of total cargo movements, with no Capesize imports, indicating a minimal direct impact on the Capesize market. Additionally, Brazilian iron exports have been constrained by wet weather conditions but have still managed to increase by 3.1% year-on-year in the first quarter. Conversely, Australia has
1 The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including average TCE earnings, gross and Adjusted EBITDA. Average TCE earnings, gross, as presented herein, represents time charter revenues and voyage charter revenues adding back address commissions and divided by fleet operational days. Please refer to the appendix of this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measures prepared in accordance with US GAAP.
2 Adjusted EBITDA as presented herein represents our net income (loss) plus depreciation of vessels and equipment; any loss (income) from equity method investment; total financial expenses, net; and income tax expense. Please refer to the appendix of this report for a reconciliation of Adjusted EBITDA to net income.

encountered significant iron ore export difficulties due to two cyclones, resulting in a 10% year-on-year decline in total exports.

We maintain a positive long-term outlook for large dry bulk ships. The current order book for new Capesize vessels represents only 7.9% of the existing fleet, while yard capacity has decreased by 50% from its peak. Additionally, by 2028, 20% of the entire fleet will be 20 years old, marking the earliest opportunity for significant fleet expansion. Furthermore, 23% of the total Capesize fleet will require drydocking in 2025 due to 5, 10, 15, and 20-year Special Surveys, compared to only 13.6% in 2024. This trend is expected to continue in 2026, with 25% of the total fleet also engaging in Special Surveys.

The Company’s outlook remains positive on expected growth in ton miles, driven by China's strong demand for bauxite, with 85% of the volumes originating from West Africa. The anticipated increase in iron ore production capacity in the Atlantic, specifically from Guinea (120 million tonnes) and Brazil (50 million tonnes) between 2025 and 2027, is expected to further boost ton miles. These additional volumes alone suggest the need for an extra 232 Capesize vessels, which is nearly 65% higher than the current order book.

In the first quarter 2025, all 12 of our vessels were employed on index-linked charters, earning on average a premium of 42.5% over the Baltic 5TC index, with profit sharing of any economic benefit derived from operating the vessel's scrubber or running on LNG. As a result of our long-term financing, our breakeven point is approximately $17,000 per day on a Capesize index equivalent basis. Most of the excess cash-flow above this threshold is expected to be returned to shareholders through monthly dividends.”

Management discussion and analysis

See below a discussion of the preliminary unaudited results for the first quarter of 2025 compared to the unaudited results of the first quarter of 20243:

(in $ thousands)	Three months ended March 31, 2025	Three months ended March 31, 2024	Change ($)	Change (%)
Total operating revenues	21,973	23,581	(1,608)	(7)%
Vessel operating expenses	(6,900)	(4,928)	(1,972)	40%
Voyage expenses	(179)	(334)	155	(46)%
General and administrative expenses	(1,090)	(1,472)	382	(26)%
Depreciation and amortization	(7,296)	(5,430)	(1,866)	34%
Total operating expenses	(15,465)	(12,164)	(3,301)	27%
Operating income	6,508	11,417	(4,909)	(43)%
Income from equity method investment	4	—	4	100%
Total financial expenses, net	(12,886)	(8,925)	(3,961)	44%
Net income	(6,374)	2,492	(8,866)	(356)%
Adjusted EBITDA	13,804	16,847	(3,043)	(18)%

3 In previous earnings press releases, the Company presented a discussion of quarterly results compared to the immediately preceding quarter. The Company is now presenting a discussion of quarterly results compared to the same quarter in the preceding year, which the company believes provides a useful comparison in light of seasonality in the business.

(in $ thousands)	March 31, 2025	December 31, 2024	Change ($)	Change (%)
Cash and cash equivalents	26,990	19,369	7,621	39%
Vessels and Equipment	845,683	852,979	(7,296)	(1)%
Total Debt	707,937	713,887	(5,950)	(1)%
Total Equity	162,549	154,719	7,830	5%

Total operating revenues for the first quarter of 2025 were $22.0 million, a $1.6 million decrease compared to the first quarter of 2024. The decrease is mainly a result of the lower Average Baltic 5TC Capesize Index of $12,998 per day in the first quarter of 2025 compared to $24,286 per day in the first quarter of 2024. Average TCE earnings, gross decreased from $30,600/day in the first quarter of 2024 to $21,100/day in the first quarter of 2025. This decrease was partially offset by the increase in the number of operating days in the first quarter of 2025 to 1,080 days from 798 days in the first quarter of 2024 as a result of more operating vessels in 2025 following the delivery and commencement of operations of our remaining three vessels in the second quarter of 2024.

Vessel operating expenses for the first quarter of 2025 was $6.9 million, a $2.0 million increase compared to the first quarter of 2024. The increase is mainly a result of the delivery and commencement of operations of the remaining three vessels, Mount Denali, Mount Aconcagua and Mount Emai, in the second quarter of 2024. The Company achieved an average vessel operating cost per day rate4 of $6,400 and $6,200 for the first quarter of 2025 and the first quarter of 2024, respectively.

Depreciation and amortization for the first quarter of 2025 was $7.3 million, a $1.9 million increase compared to the first quarter of 2024. The increase is mainly a result of the delivery and commencement of operations of the remaining three vessels in the second quarter of 2024.

Total financial expenses for the first quarter of 2025 was $12.9 million, a $4.0 million increase compared to the first quarter of 2024. This is mainly due to the increase in interest expense as a result of the increase in outstanding debt following the delivery of the remaining three vessels in the second quarter of 2024.

Vessels and equipment as of March 31, 2025 was $845.7 million, a $7.3 million decrease compared to $853.0 million as of December 31, 2024. The decrease is due to vessel depreciation during the quarter.

Total debt as of March 31, 2025 was $707.9 million, a $6.0 million decrease compared to $713.9 million as of December 31, 2024. The decrease is primarily due to the repayments of principal of $6.6 million on the sale and leaseback arrangements, offset by amortization of deferred finance costs of $0.6 million.

Cash Flows for the First Quarter of 2025

Net cash provided by operating activities was $0.3 million, compared to $11.2 million in the first quarter of 2024. The decrease is primarily due to the decline in the results of operations to a net loss of $6.4 million in the first quarter of 2025 compared to net income of $2.5 million in the first quarter of 2024.

Net cash used in investing activities was $nil, compared to $153.8 million in the first quarter of 2024. The cash used in investing activities in the first quarter of 2024 primarily consisted of installment payments and costs related to the delivery of Mount Bandeira, Mount Hua and Mount Elbrus.

4 Average vessel operating cost per day is calculated by dividing vessel operating expenses by the number of calendar days in the quarter.

Net cash provided by financing activities was $7.3 million, compared to $142.8 million in the first quarter of 2024. Net cash provided by financing activities in the first quarter of 2025 primarily consisted of net proceeds from the private placement of $14.8 million and draw down from the revolving credit facility with Drew Holdings Ltd. (the “Drew facility”) of $6.0 million, offset by repayments on the sale and leaseback financings of $6.6 million and the Drew facility of $6.0 million, and payments of cash distributions of $0.9 million. Net cash provided by financing activities in the first quarter of 2024 primarily consisted of $147.8 million drawn down from the sale and leaseback financing arrangements, slightly offset by repayments on the sale and leaseback financings of $3.4 million, payment of deferred financing costs of $1.2 million and payments of cash distributions of $0.4 million.

Liquidity and Financing

As of March 31, 2025, the Company had cash and cash equivalents of $27.0 million and $10.0 million available to draw down under the Drew facility. In the first quarter of 2025, the Company drew down $6.0 million from the Drew facility which was fully repaid before March 31, 2025.

As of March 31, 2025, cash and cash equivalents included $12.3 million which the Company is required to maintain as minimum cash balance for all eight vessels under the sale and leaseback arrangements with CCB Financial Leasing Company Limited and Jiangsu Financial Leasing Co. Ltd.

All of our vessels have been financed by Chinese leasing houses at a fixed bareboat rate with a maturity of seven years from the delivery of each vessel. This gives the Company a fixed financing cost for our vessels until the maturity of their respective leases.

Repayments on the financing for the installation of the scrubbers on the first four vessels delivered to us is expected to conclude by the first quarter of 2026. After repayment of this financing for the scrubbers, the Company’s cash break-even will be reduced by approximately $800 per day.

In March 2025, the Company issued 2,650,000 common shares of par value $1.00 each in a private placement at a price of $5.73 per share, raising net proceeds of $14.8 million. Net proceeds from the private placement were used and will be used for general corporate purposes.

Commercial Update

In the first quarter of 2025, the Company achieved average TCE earnings, gross of approximately $21,100 per day, including average daily scrubber and LNG benefits of approximately $1,600 per day. This is equivalent to a 62% premium to the Capesize index.

In addition, in the first quarter of 2025, the Company’s vessels trading on index-linked time charters earned approximately $20,500 per day, gross, including average daily scrubber and LNG benefits. The Company’s vessels trading on fixed rate time charters earned approximately $30,100 per day, gross.

The Baltic 5TC Capesize Index averaged $12,998 per day in the first quarter of 2025.

Fleet Status

The table below sets forth information about our fleet and charters.

Vessel name	Built	Type				2026				2027				2028
			Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Mount Norefjell	2023	DF Newcastlemax	$32,000[1]			Index
Mount Ita	2023	DF Newcastlemax	Index
Mount Etna[2]	2023	DF Newcastlemax	Index[2]
Mount Blanc	2023	DF Newcastlemax	Index[2]
Mount Matterhorn	2023	DF Newcastlemax	Index
Mont Neblina	2023	DF Newcastlemax	Index[2]
Mount Bandeira	2024	DF Newcastlemax	Index[2]
Mount Hua	2024	DF Newcastlemax	$31,500[1]			Index[2]
Mount Elbrus	2024	DF Newcastlemax	Index
Mount Denali	2024	DF Newcastlemax	Index[2]
Mount Aconcagua	2024	DF Newcastlemax	Index
Mount Emai	2024	DF Newcastlemax	Index

Option	Available

1 These vessels will continue to earn scrubber premium according to the terms of the existing time charter agreements
2 Evergreen structure

Market Commentary

The Baltic 5TC Capesize index as of May 20, 2025 stands at $15,454 having averaged $13,954 year to date, a decrease from $23,301 during the same period in 2024.

Following a weak overall Capesize demand (measured in ton miles) in the fourth quarter of 2024, mostly relating to coal, with a decrease of 4.3% in the fourth quarter of 2024, we have seen improvement to a 1.8% decrease in the first quarter of 2025.

China has continued to import iron ore throughout the first quarter, however due to the wet season in Brazil and two large cyclones hitting export terminals in Australia, the total iron ore imports are down 7% year-on-year.

Growth in vessel supply for large bulk carriers is still anticipated to be moderate in the coming years with a current Capesize fleet at 402 million dwt compared to 396 million dwt this time last year (1.5% increase). In the first quarter of 2025, 0.8 million dwt was ordered compared to 4.2 million dwt in the first quarter of 2024, and 0.18 million dwt has been scrapped so far in 2025.

Following the existing orders of Newcastlemax vessels, available newbuilding berths with delivery before the second half of 2028 are expected to be limited. Current newbuilding costs for a dual-fuel Newcastlemax in China are believed to be approximately $95 million.

We continue to see potential upside to the future development in the Capesize market from current levels in the event of continued strong exports of iron ore and bauxite from Brazil and West Africa. The Simandou project in Guinea is reported to be advancing at a good pace, with the first shipment being expected in 2025 with an expected 24-month ramp-up to 60 million tons per annum for phase 1, and an additional 60 million tons per annum for phase 2. In addition, Vale has indicated that it is targeting a 50 million tons per annum increase in capacity by 2026 from Vargem Grande, Capanema and the S11D mine.

Key downside risks to the Capesize market include a potential slowdown in the Chinese economy and geopolitical tensions. Although we are not directly impacted by the tariffs and tolls recently announced by the U.S. administration, we are closely monitoring the Panamax and Supramax segments, as trends in the market for smaller dry bulk vessels has historically had an impact on the market for Capesize and Newcastlemax vessels.

The weak Panamax market posed challenges for coal transport on Capesize and Newcastlemax vessels in the fourth quarter of 2024. However, we observed a positive ton-mile development in the Capesize and Newcastlemax segments, improving from a 4.3% decrease in the fourth quarter of 2024 to a 1.8% decrease in the first quarter of 2025, with more coal now being transported on larger vessels. A potential ceasefire and resumption of cargo volumes from Ukraine and Russia would be expected to positively impact ton-mile demand, driven by increased coal imports to Ukraine and iron ore exports from Ukraine.

Capesize Fleet Development

The current order book for Capesize dry bulk vessels currently stands at 7.9% of the existing fleet, up from 6.5% in January 2024.

14.2 million dwt was ordered in 2024 and only 0.8 million dwt has been ordered so far in 2025.

Operational Update

In the first quarter of 2025, our fleet had 1,080 operational days, and a utilization rate of 99.9% of our vessels.

Outlook

Approximately 146 large bulk carriers are scheduled for delivery before 2028, and we anticipate a significant number of vessels will require dry docking in the coming years. In 2025, about 23% of the total Capesize fleet, ranging from 159,000 dwt to 211,000 dwt, will be due for dry dock or Special Surveys, compared to 13.6% in 2024. Based on the current order book, the fleet is projected to grow by only 2.2% in 2025, taking account of the upcoming dry dock schedule. As of January 2025, approximately 100 Capesize vessels were 20 years old or older, contributing to an increasing average fleet age.

The trend of ton mile-intensive trades of raw materials sourced from the Atlantic basin to meet demand in the Far East is expected to continue. Iron ore from Brazil and Guinea typically involves sailing distances three times longer than those from the Pacific basin. To illustrate, a potential incremental iron ore supply of 170 million tonnes per year from Guinea and Brazil could necessitate approximately 250 additional Capesize equivalent ships. Furthermore, the bauxite trade continues to grow rapidly.

Himalaya Shipping has the most modern Newcastlemax fleet owned by a listed company in the industry. With no planned reinvestment needs for the fleet and a strong focus on capital discipline, we anticipate that most of the excess cash flows generated above the cash breakeven point will be returned to shareholders through monthly dividends.

The dual fuel LNG capability of our vessels means that, when a vessel is running on LNG, the CO2 emissions are reduced to more than half compared to a standard Capesize index ship. It is estimated that approximately 200 MTPA, equivalent to a 40% increase in new LNG liquefaction capacity is coming by 2028, which could lead to lower LNG prices, and potentially give us an additional fuel benefit vs running ships on VLSFO or HFO. This should provide benefits to the environment, charterer and owner.

Forward looking statements

This press release and any related discussions contain forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements that do not reflect historical facts and may be identified by words such as “aim”, “believe,” “assuming,” “anticipate,” “could”, “expect”, “intend,” “estimate,” “forecast,” “project,” “likely to,” “due to,” “plan,” “potential,” “will,” “may,” “should,” “potential” or other similar expressions and include statements about plans, objectives, goals, strategies, future events or performance, including outlook, prospects, statements about the benefits of our vessels, including reduced emissions when running on LNG, the terms of our charters and chartering activity including the information under “Fleet status”, dry bulk industry trends and market outlook, including market conditions and activity levels in the industry, expected demand for vessels and expected drivers of demand including projects and expected output of projects and timing and expected additional shipping capacity required for projects such as those in Guinea and Brazil and underlying assumptions, utilization of the global fleet and our fleet, expected trends in the global fleet including expected supply of new vessels in the coming years and expected cost of newbuilds, yard capacity, our breakeven point, statements about our capital strategy, dividend objectives, expectations and plans, statements made in the sections above entitled “Subsequent events,” “Market commentary,” and “Outlook,” including expected trends in vessel supply and trends in the global fleet, including expected drydocking, statements under Note 1 of the Unaudited Condensed Consolidated Financial Statements for the three months ended March 31, 2025 included herein, and other non-historical statements. These forward-looking statements are not statements of historical fact and are based upon current estimates, expectations, beliefs, and various assumptions, many of which are based, in turn, upon further assumptions, and a number of such assumptions are beyond our control and are difficult to predict. These statements involve significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from what is expressed, implied or forecasted in such forward-looking statements including:

•general economic, political and business conditions;
•general dry bulk market conditions, including fluctuations in charter hire rates and vessel values;
•our ability to achieve charter rates above our break-even rate;
•changes in demand in the dry bulk shipping industry, including the market for our vessels;
•demand for the products our vessels carry and the status of projects, and timing and number of production of projects that produce iron ore and other products we ship;
•changes in the supply of dry bulk vessels;
•our ability to successfully re-employ our dry bulk vessels at the end of their current charters and the terms of future charters;
•changes in our operating expenses, including fuel or bunker prices, dry docking and insurance costs;
•compliance with, and our liabilities under, governmental, tax, environmental and safety laws and regulations;
•changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities;
•potential disruption of shipping routes due to accidents, hostilities or political events;
•our ability to refinance our debt as it falls due;
•fluctuations in foreign currency exchange rates;
•potential conflicts of interest involving members of our board and management and our significant shareholder;
•our ability to pay dividends and the amount of dividends we ultimately pay;
•risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate change, as well as the impact of the foregoing on the performance of our vessels;
•other factors that may affect our financial condition, liquidity and results of operations; and

•other risks described under "Item 3. Key Information - D. Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission on March 26, 2025.

You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Himalaya Shipping undertakes no and expressly disclaims any obligation to update publicly any forward-looking statements after the date of this press release whether as a result of new information, future events or otherwise, except as required by law.

About Himalaya Shipping Ltd.

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has twelve vessels in operation.

May 22, 2025

The Board of Directors
Himalaya Shipping Ltd.
Hamilton, Bermuda

Questions should be directed to:

Lars-Christian Svensen: Contracted CEO, +47476 38756

APPENDIX

UNAUDITED NON GAAP MEASURES AND RECONCILIATIONS

Average TCE earnings, gross is a non-U.S. GAAP measure of the average daily revenue performance of a vessel. We believe average TCE revenues provide additional meaningful information for investors to analyze our fleets’ daily income performance. Set forth below is a reconciliation of average TCE earnings, gross to total operating revenues for the periods presented.

In $ thousands, except per day and number of days	Three months ended
	March 31, 2025	March 31, 2024	Change	% Change
Total operating revenues	21,973	23,581	(1,608)	(7)%
Add: Address commissions	788	840	(52)	(6)%
Total operating revenues, gross	22,761	24,421	(1,660)	(7)%
Fleet operational days	1,080	798	282	35%
Average TCE earnings, gross	21,100	30,600	(9,500)	(31)%

We present Adjusted EBITDA because we believe this measure increases comparability of total business performance from period to period and against the performance of other companies by removing the impact of depreciation and amortization, total financial expenses, net, income from equity method investment and income tax. Set forth below is a reconciliation of Adjusted EBITDA to net income for the periods presented.

	Three months ended
In $ thousands	March 31, 2025	March 31, 2024	Change	% Change
Net income (loss)	(6,374)	2,492	(8,866)	(356)%
Depreciation	7,296	5,430	1,866	34%
(Income) from equity method investment	(4)	—	(4)	100%
Total financial expenses, net	12,886	8,925	3,961	44%
Income tax	—	—	—	—%
Adjusted EBITDA	13,804	16,847	(3,043)	(18)%

Non-GAAP financial measures may not be comparable to similarly titled measures of other companies and have limitations and should not be considered in isolation or as a substitute for analysis of our operating results as reported under U.S. GAAP.